UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORCA INTERNATIONAL LANGUAGE SCHOOLS INC.
(Name of Issuer)
Common Stock with a par value of $0.001
(Title of Class of Securities)
68557M 105
(CUSIP Number)
copy to: Xin Li c/o SGB C&C Investment Ltd. 909-6081 No. 3 Road Richmond, BC V6Y 2B2 Tel: 604-484-3127
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	68557M 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SGB C&C Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
2,635,000
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
2,635,000
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,635,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.96% based on 5,071,210 of common shares issued and outstanding as of July 24, 2008
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Schedule 13D is being filed on behalf of SGB C&C Investment Ltd. (“Reporting Person”) relating to the shares of common stock of Orca International Language Schools Inc., par value $0.001 (the “Shares”), a corporation existing under the laws of the Province of British Columbia (the "Issuer"). The principal executive offices of the Issuer are located at 1685 – 58A Street, Delta, BC Canada V4L 1X5.

Item 2. Identity and Background

(a)	SGB C&C Investment Ltd. is a British Columbia company owned by Ming Li (13.16%), Jing Li (14.23%), Xin Li (16.47%) and Debbie Tin (7.14%).
(b)	The Reporting Person’s business address is: 909-6081 No. 3 Road, Richmond, BC V6Y 2B2.
(c)	The Reporting Person is primarily engaged in the business of oil and gas exploration.
(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) within the last five years.
(e)

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person was organized under the laws of British Columbia.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to the terms of a share transfer agreement dated July 2, 2008 between the Issuer, Stuart Wooldridge (the “Orca Shareholder”) and the Reporting Person, the Reporting Person acquired 2,635,000 shares of the Issuer’s common stock in consideration of $308,750. Under the terms of the agreement, subject to compliance with applicable securities laws, the Issuer agreed to appoint the nominees of the Reporting Person to the board of the Issuer and all of the Issuer’s current directors except for Stuart Wooldridge agreed to resign as directors.

The Orca Shareholders transferred the Shares to the Reporting Person pursuant to Regulation S of the Securities Act of 1933 on the basis that: (i) the Reporting Person represented that it was outside of the United States at the time the Agreement was entered into; and (ii) the Reporting Person represented that it was not a US person as such term is defined under Regulation S.

Item 4. Purpose of Transaction

The Reporting Person acquired 2,635,000 shares of the Issuer’s common stock on July 24, 2008 for investment purposes.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Person may submit a proposal to the Issuer’s board of directors to consider a transaction whereby the Issuer will acquire certain oil and gas exploration interests from the Reporting Person in exchange for additional shares of the Issuer’s common stock. At this time, no agreement has been reached between the Reporting Person and the Issuer. It is also contemplated that completion of such an agreement, if entered, will be subject to approval of the Issuer’s shareholders.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
SGB C&C Investment Ltd.	2,635,000(1)	51.96%

 Notes

(1)

Calculated based on the aggregate of 5,071,210 Shares outstanding as of July 24, 2008. For purposes of computing percentage ownership, the number of outstanding Shares is deemed to include all securities that are convertible into Shares within 60 days pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”).

(b)

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, the Reporting Person may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,635,000 Shares.

(c)	Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to Be Filed as Exhibits
Exhibit No.	Description
10.1	Affiliate Share Purchase and Sale Agreement among Stuart Wooldridge, Orca International Language Schools Inc. and SGB C&C Investment Ltd. dated July 2, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2008
Date
/s/ Lenny Li
Signature
Lenny Li, President and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).